UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 22, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 15 Pages)

SCHEDULE 13D
CUSIP No. 276317104	Page 2 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	285,582
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	285,582
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,582

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 276317104	Page 3 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	285,582
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	285,582
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,582

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 276317104	Page 4 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	285,582
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	285,582
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,582

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 276317104	Page 5 of 15 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	285,582
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	285,582
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,582

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 276317104	Page 6 of 15 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	285,582
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	285,582
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,582

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 276317104	Page 7 of 15 Pages

1)	NAME OF REPORTING PERSON

Hilco Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	40,121
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	40,121
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,121

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.64%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 276317104	Page 8 of 15 Pages

1)	NAME OF REPORTING PERSON

Jeffery B. Hecktman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	40,121
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	40,121
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,121

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.64%

14)	TYPE OF REPORTING PERSON
IN

Page 9 of 15 Pages

Item 1.

Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, no par value (the "Common Stock"), of The Eastern Company, a Connecticut corporation (the "Company").  The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 2.

Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffrey B. Hecktman (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the close of business on September 29, 2014, the Reporting Entities are the beneficial owners of, in the aggregate, 325,703 shares of Common Stock, representing approximately 5.23% of the 6,223,094 shares of Common Stock reported by the Company to be issued and outstanding as of July 23, 2014 in its Form 10-Q filed with the Securities and Exchange Commission on July 25, 2014 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Hilco Inc. is an Illinois corporation.  The principal business of Hilco Inc. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Hilco Inc. is 5 Revere Drive, Suite 206, Northbrook, Illinois 60062.

Jeffery B. Hecktman, a United States citizen, is the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc.  The executive officers of Hilco Inc. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Hecktman is serving as the Chairman and Chief Executive Officer of Hilco Trading, LLC.  The business address of Mr. Hecktman is c/o Hilco Trading, LLC, 5 Revere Drive, Suite 206, Northbrook, Illinois 60062.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Page 10 of 15 Pages

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Entities were made in open market transactions.  The amount of funds expended for purchases of Common Stock was approximately $4,430,366.80 by Barington Companies Equity Partners, L.P. and $635,293.41 by Hilco Inc.  The transactions effected by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman during the past 60 days are described in Schedule II attached hereto and incorporated herein by reference.

All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.

Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in the ordinary course of business in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is undervalued and represents and attractive investment opportunity.

On July 2 and July 24, 2014, representatives of Barington Capital Group, L.P. (“Barington”), including James A. Mitarotonda, Barington’s Chairman and Chief Executive Officer, and August Vlak, a Senior Advisor to Barington, met with representatives of the Company, including Leonard F. Leganza, the Company’s Chairman, President and Chief Executive Officer.  During these meetings, the Barington representatives informed Mr. Leganza that they believed that the Company has underperformed its value potential for a substantial period of time and that shareholder value could be significantly improved by growing the Company through acquisitions, as well as by accelerating organic growth and increasing product innovation.  The Barington representatives informed Mr. Leganza that they could help the Company improve shareholder value, and Mr. Leganza asked if they would send him a proposal regarding ways Barington could assist the Company.

At the request of Mr. Leganza, Mr. Mitarotonda sent a letter to Mr. Leganza on July 30, 2014 to summarize ways in which Barington believes it can assist in the growth and development of the Company, including by assisting the Company in conducting a strategic review, identifying and reviewing acquisition candidates and helping with integration planning.  In the letter, Mr. Mitarotonda proposed that the Company add two directors to the Company’s Board of Directors recommended by Barington that are reasonably acceptable to its current directors, as well as grant to Barington for the assistance Barington offered restricted shares of Common Stock that would vest in specified increments if the Company’s stock price meets or exceeds certain thresholds.

By letter to Mr. Mitarotonda that was received by Barington on September 29, 2014 (the “Eastern Letter”), Mr. Leganza informed Mr. Mitarotonda, among other things, that while the Board would welcome proposals regarding potential acquisition opportunities and would expect to compensate Barington if a transaction was successfully consummated, the Board believes that the Company’s in-house resources are adequate in the other areas where Barington offered assistance.  Mr. Leganza also informed Mr. Mitarotonda that while the Board is aware that it has not added new directors to the Board in many years, it is the Board’s belief that a board with fewer members is more agile and can be more attentive to issues with more meaningful input from each Board member.  Mr. Leganza noted that while the Board remains open to further discussion on this subject, there are no proposed changes to the composition of the Board as of now.

On September 29, 2014, Mr. Mitarotonda and Mr. Mr. Leganza also spoke by telephone following Barington’s receipt of the Eastern Letter.  During this conversation, Mr. Mitarotonda informed Mr. Leganza that he was disappointed by the Eastern Letter and the Company’s record in value creation.  He asked Mr. Leganza to reconsider Barington’s suggestion that the Company add new directors to the Board proposed by Barington, which directors he believes can assist the Company in creating substantial long-term shareholder value.  Mr. Leganza suggested that the parties continue their discussions, and asked Mr. Mitarotonda to propose dates for an in-person meeting.

Page 11 of 15 Pages

The Reporting Entities intend to continue to engage in discussions with Mr. Leganza concerning Board representation as well as the business and operations of the Company.

None of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, except as set forth herein or as would occur upon or in connection with any of the proposed actions discussed herein. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s response to the suggestions and proposals of the Reporting Entities, actions taken by management and the Board of Directors of the Company, the Company’s financial position and strategic direction, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, seeking Board representation and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the close of business on September 29, 2014, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 285,582 shares of Common Stock, representing approximately 4.59% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 285,582 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 285,582 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 285,582 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 285,582 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 285,582 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of the close of business on September 29, 2014, Hilco Inc. beneficially owns an aggregate of 40,121 shares of Common Stock, representing approximately 0.64% of the Issued and Outstanding Shares.  As the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc., Jeffery B. Hecktman may be deemed to beneficially own the 40,121 shares of Common Stock beneficially owned by Hilco Inc.  Mr. Hecktman has sole voting and dispositive power with respect to the 40,121 shares of Common Stock beneficially owned by Hilco Inc.  Mr. Hecktman disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)

Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

Hilco Inc. and Jeffery B. Hecktman believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other person within the same chain of ownership.

Page 12 of 15 Pages

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)

Information concerning all transactions in shares of Common Stock effected by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman during the past 60 days is set forth in Schedule II attached hereto and incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Pursuant to a letter agreement between Hilco Inc. and Barington Companies Investors, LLC, Barington Companies Investors, LLC is entitled to receive a fee with respect to certain profits Hilco Inc. may derive from its investment in various companies, including the Company.

Except as otherwise set forth herein, the Reporting Entities do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.

Material to be Filed as Exhibits.

99.1

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman dated September 30, 2014.

Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 30, 2014

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman

Page 14 of 15 Pages

SCHEDULE I

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Officers of Hilco Inc.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey B. Hecktman Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

John P. Chen Treasurer and Chief Financial Officer	Chief Operating Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

Eric W. Kaup Secretary	General Counsel of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

Page 15 of 15 Pages

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffrey B. Hecktman during the past 60 days.  All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
7/31/2014	200	$16.1554	$3,231.08
8/1/2014	3,500	$16.0863	$56,302.05
8/4/2014	850	$15.7571	$13,393.54
8/5/2014	2,073	$15.8437	$32,843.99
8/6/2014	30,000	$15.8500	$475,500.00
9/3/2014	3,765	$15.7996	$59,485.49
9/18/2014	2,400	$15.2868	$36,688.32
9/19/2014	2,600	$15.2700	$39,702.00
9/22/2014	10,000	$15.3445	$153,445.00
9/24/2014	5,400	$15.3390	$82,830.60

Shares purchased by Hilco Inc.

Date	Number of Shares	Price Per Share	Cost (*)
8/4/2014	850	15.7571	$13,393.54
8/6/2014	20,000	15.8500	$317,000.00
8/28/2014	1,204	15.7500	$18,963.00
9/3/2014	1,614	15.7996	$25,500.55

(*)   Excludes commissions and other execution-related costs.